Exhibit 99.1

Enlivex Announces $21 Million Debt Financing, Decentralized Prediction Markets RAIN Token-Related Updates and $20 Million Share Repurchase Program

●	$21 Million debt financing, convertible to ENLV ordinary shares at fixed $2.69175 per share, a 264% premium to the Nasdaq closing price on March 20, 2026, with a single institutional investor

●	The Company exercised an option to acquire additional 3,030,303,030 RAIN tokens at $0.0033 per token, a 62% discount to its closing price on March 22, 2026, for a total aggregate purchase amount of $10 million

●	The Company and the Rain Foundation, which independently oversees the Rain decentralized prediction markets protocol, extended the duration of the option to acquire up to an additional 272,121,212,121 of RAIN tokens at a purchase price of $0.0033 per RAIN token from November 30, 2026 to December 31, 2027

●	The Company’s Board of Directors approved the adoption of a share repurchase program to acquire up to $20 million of the Company's outstanding ordinary shares, subject to meeting applicable regulatory requirements

Nes-Ziona, Israel, March 24, 2026 (GLOBE NEWSWIRE) -- Enlivex Ltd. (Nasdaq: ENLV, “Enlivex” or “the Company”), a quality longevity company, today announced the consummation of a $21 million debt financing agreement with The Lind Partners, a New York based institutional fund manager (“Lind”), which provided the Company with net proceeds of approximately $18.7 million before deducting offering expenses. The transaction closed on March 23, 2026. The note is convertible into Enlivex’s ordinary shares at a fixed conversion price of $2.69175 per share, a 264% premium to the Nasdaq closing price on March 20, 2025.

In addition, the Company also announced that the Rain Foundation, which independently oversees the decentralized prediction markets Rain protocol, extended the duration of the Company’s option to acquire up to an additional 272,121,212,121 of RAIN tokens at a purchase price of $0.0033 per RAIN token from November 30, 2026 to December 31, 2027. The Company also announced that it has exercised such option in part to acquire additional 3,030,303,030 RAIN tokens at $0.0033 per token, a 62% discount to its closing price on March 22, 2026, for a total aggregate purchase amount of $10 million, and that the Company’s Board of Directors approved the adoption of a share repurchase program to acquire up to $20 million of the Company's outstanding ordinary shares, subject to satisfaction of applicable regulatory requirements.

Shai Novik, Executive Chairman of Enlivex, stated, “We are continuing to execute our prediction markets treasury strategy, and we are pleased that Lind provided us with substantial capital, allowing us to continue the execution of our operating plan, as well as to acquire approximately three billion additional RAIN tokens, at a purchase price of $0.0033 per token, under our option to acquire tokens from the Rain Foundation, an attractive purchase price taking into account that the RAIN token has been trading at a range of approximately $0.008-$0.01 per token during the last 30 trading days. In addition, we are pleased with the extension of the expiration date of our option to acquire up to an additional 272,121,212,121 RAIN tokens at $0.0033 per token from November 30, 2026 to December 31, 2027. This extension may potentially offer Enlivex an opportunity to create additional shareholder value from its treasury operations.”

Oren Hershkovitz, CEO of Enlivex, commented, “We believe that the price of Enlivex’s ordinary shares represents a substantial discount to the market value of our treasury and treasury-related assets, and that a $20 million stock repurchase program represents an appropriate allocation of the Company’s capital and may potentially create additional shareholder value.”

Under the repurchase program, share repurchases may be made at the Company’s discretion from time to time in open market transactions, privately negotiated transactions, or other means, including through Rule 10b5-1 trading plans. The timing and number of shares repurchased under the program will depend on a variety of factors, including, without limitation, share price, trading volume, and general business and market conditions. The repurchase program does not obligate the Company to purchase any shares, has no expiration date and may be modified, suspended or terminated at any time.

H.C. Wainwright & Co. acted as the placement agent for the debt financing.

About Enlivex (Nasdaq: ENLV)

Enlivex is a quality longevity Company powered by a prediction markets treasury. The Company is advancing Allocetra™, an advanced clinical-stage immunotherapy targeting inflammatory conditions associated with aging with a primary focus on age-related osteoarthritis.

In addition to its clinical programs, Enlivex operates a prediction markets treasury strategy built around the RAIN protocol, the leading decentralized prediction markets infrastructure on Arbitrum. This dual-engine structure combines the development of quality longevity therapeutics with exposure to the emerging prediction markets ecosystem.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would,” “could,” “intends,” “estimates,” “suggests,” “target,” “has the potential to,” “goal,” and other words of similar meaning, including statements relating to the anticipated benefits of the Company’s digital asset treasury strategy; the assets to be held by the Company; the expected future market, price, trading activity, and liquidity of the RAIN token; the impact of expanded exchange listings and increased token liquidity on market participation and accessibility; the potential effects of digital asset liquidity on the liquidity of the Company’s ordinary shares; macroeconomic, political, and regulatory conditions surrounding digital assets; the Company’s plans for value creation and strategic positioning; market size and growth opportunities; regulatory conditions; competitive position; technological and market trends; future financial condition and performance; expected clinical trial results; market opportunities for the results of current clinical studies and preclinical experiments; and the effectiveness of, and market opportunities for, ALLOCETRA™ programs.

Each forward-looking statement contained in this press release is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, the risk of failure to realize the anticipated benefits of the Company’s digital asset treasury strategy; changes in business, market, financial, political, and regulatory conditions; risks relating to the Company’s operations and business, including the highly volatile nature of the price, trading volume, and liquidity of RAIN and other cryptocurrencies; risks associated with digital asset exchange listings, trading venues, and market infrastructure; the risk that the price and liquidity of the Company’s ordinary shares may be correlated with the price or liquidity of the digital assets it holds; risks related to increased competition in the industries in which the Company operates; risks relating to significant legal, commercial, regulatory, and technical uncertainty regarding digital assets generally; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; and those risks and uncertainties identified in the Company’s filings with the Securities and Exchange Commission. The forward-looking statements in this press release speak only as of the date of this document, and the Company undertakes no obligation to update or revise any of these statements, except as required by applicable law.

ENLIVEX CONTACT

Shachar Shlosberger, CFO
Enlivex Ltd.
shachar@enlivex.com